LEGG MASON GLOBAL ASSET MANAGEMENT VARIABLE TRUST

100 International Drive

Baltimore, Maryland 21202

February 28, 2014

Alison White

Office of Disclosure and Review

Division of Investment Management, Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration

Legg Mason Global Asset Management Variable Trust

Pre-Effective Amendment No. 2

1933 Act File No. 333-192838

1940 Act File No. 811-22910

Dear Ms. White:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Legg Mason Global Asset Management Variable Trust (the “Registrant”) hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 to its registration statement on Form N-1A be accelerated to February 28, 2014. Pre-Effective Amendment No. 2 is filed herewith under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

In connection with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A and the Registrant’s request for acceleration of the effective date of the pending registration statement, the Registrant acknowledges that: (1) should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

LEGG MASON GLOBAL ASSET MANAGEMENT VARIABLE TRUST

/s/ Robert I. Frenkel
By:	Robert I. Frenkel
Title:	Secretary

LEGG MASON INVESTOR SERVICES, LLC

100 International Drive

Baltimore, Maryland 21202

February 28, 2014

Alison White

Office of Disclosure and Review

Division of Investment Management, Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration

Legg Mason Global Asset Management Variable Trust

Pre-Effective Amendment No. 2

1933 Act File No. 333-192838

1940 Act File No. 811-22910

Dear Ms. White:

As principal underwriter for Legg Mason Global Asset Management Variable Trust (the “Registrant”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A be accelerated to February 28, 2014. Pre-Effective Amendment No. 2 is filed herewith under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

LEGG MASON INVESTOR SERVICES, LLC

/s/ Vicki R. Schmelzer
By:	Vicki R. Schmelzer
Title:	Assistant Secretary